Exhibit 99.3
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MINDRAY MEDICAL INTERNATIONAL LIMITED FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 22, 2010
The undersigned shareholder of Mindray Medical International Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 29, 2010, and hereby appoints the Chairman of the meeting with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 22, 2010 at 10:30 a.m., local time at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong., and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:
Proposal 1: Re-election of Ms. Joyce I-Yin Hsu as a director of the Company.

For	Against	Abstain

Proposal 2: Re-election of Mr. Wu Qiyao as a director of the Company.

For	Against	Abstain

Proposal 3: Ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 20010.

For	Against	Abstain

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature
This Proxy Card must be signed by the person registered in the register of members at the close of business on November 29, 2010. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.